Exhibit 11.1

BEAMR IMAGING LTD.

INSIDER TRADING POLICY

AND GUIDELINES WITH RESPECT TO
CERTAIN TRANSACTIONS IN COMPANY SECURITIES

Date: May 22, 2024

This Insider Trading Policy (the “Policy”) provides guidelines to directors, officers, employees and other related individuals of Beamr Imaging Ltd, an Israeli company (the “Company”), with respect to transactions in the Company’s securities. The Company has adopted this Policy in order to ensure compliance with securities laws and to avoid even the appearance of improper conduct by anyone associated with the Company. Failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the Company and can result in both civil penalties and criminal fines and imprisonment. We have all worked hard to establish the Company’s reputation for integrity and ethical conduct, and we are all responsible for preserving and enhancing this reputation. The appearance of insider trading can cause a substantial loss of confidence in the Company and its shares on the part of the public and the securities markets. This could result in an adverse impact on the Company and its shareholders. Accordingly, avoiding the appearance of engaging in share transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information. The Company has appointed its Chief Financial Officer, or in his or her absence, the Company’s Chief Executive Officer (the “Compliance Officer,” as the case may be), as the Company’s Insider Trading Compliance Officer.

I. Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including ordinary shares, options and any other securities the Company may issue from time to time, such as preferred shares, warrants, notes, and convertible debentures, as well as to derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options and debt securities. It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries/branches who receive or have access to Material Nonpublic Information (as defined below) regarding the Company (collectively, “Company Affiliated Persons”). Company Affiliated Persons, members of their immediate families (which include spouse and minor children), members of their households, other family members living with them or who are supported by them, are sometimes referred to in this Policy as “Insiders”. This Policy also applies to any trust or other estate in which an Insider has a substantial beneficial interest or as to which he or she serves as trustee or in a similar fiduciary capacity, and to any trust, corporation, partnership or other entity which the Insider controls, including venture capital partnerships. This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

The Policy imposes additional restrictions upon Insiders who have routine access to Material Nonpublic Information, referred to as “Access Insiders.” Access Insiders are: (1) members of the board of directors, (2) the executive officers (including all vice presidents), (3) the controller, and (4) the investor relations department of the Company (once established). In addition, other employees of the Company who have routine access to Material Nonpublic Information as determined by the Compliance Officer, who were notified that these additional restrictions apply to them shall also be Access Insiders until otherwise determined by the Compliance Officer.

II. General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading.

III. Specific Policies

1. Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the time that he or she first receives Material Nonpublic Information concerning the Company, and ending at the close of business on the first Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which the NASDAQ Capital Market is open for trading.

2. Tipping. No Insider shall disclose (sometimes called a “Tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any officer, director or employee of the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Compliance Officer, and to the other appropriate Company officers, as may be provided for in the Company’s Disclosure Policy as may be in place from time to time.

IV. Potential Criminal and Civil Liability and/or Disciplinary Action

1. Liability for Insider Trading. In the United States and many other countries, the personal consequences to an Insider of illegally trading securities while in possession, or on the basis of, Material Nonpublic Information can be quite severe. In the United States there are substantial civil penalties and criminal sanctions which may be assessed for insider trading. Civil penalties are a payment of a penalty of up to three times the illicit windfall. In addition, Insiders may be subject to criminal fines of up to $5,000,000 and up to twenty years in prison for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

If you are located or engaged in dealings outside the U.S., be aware that laws regarding insider trading and similar offenses differ from country to country. Employees must abide by the laws in the country where located. However, you are required to comply with this Policy even if local law is less restrictive. If a local law conflicts with this Policy, you must consult the Compliance Officer.

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction an Insider should carefully consider how the transaction may be construed in the bright light of hindsight. If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the Compliance Officer.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “Tippee”) to whom they have disclosed Material Nonpublic Information or any person to whom the Tippee discloses such Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The civil penalties and criminal sanctions for tipping by an Insider are the same as the ones for an Insider conducting insider trading, even if the disclosing person did not profit from the trading. The U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”) and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading.

3. Possible Disciplinary Actions. The seriousness of securities law violations is reflected in the penalties and criminal sanctions such violations carry. These violations may also create negative publicity for the Company and a director’s resignation may be sought, or an officer or other employee will be subject to possible Company disciplinary action including ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

V. Individual Responsibility

Every Company Affiliated Person has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that person or any other Insiders of the Company. The guidelines set forth in this Policy are not intended to provide a conclusive solution for all circumstances, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

VI. Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“Business Partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil penalties and criminal sanctions, and termination of employment, may result from trading on inside information regarding the Company’s Business

Partners. All employees should treat Material Nonpublic Information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

VII. Dissemination of Company Information

The prohibition of the disclosure of Material Nonpublic Information applies to all contacts made within and outside the Company. Care should be taken to prevent the disclosure of Material Nonpublic Information during all contact including phone calls and casual conversation. If in doubt about whether information falls into the category of Material Nonpublic Information, then the information should not be disclosed.

Prior to disclosure to any third party, any officer, director or employee of the Company who is aware of any Material Nonpublic Information concerning the Company that has not been disclosed to the public should report the intention to disclose such information promptly to the Compliance Officer and obtain approval to do so, or otherwise act in accordance with the Company’s Disclosure Policy as may be in place from time to time.

VIII. Definition of Material Nonpublic Information

Material Nonpublic Information is information which is material, and that has not been disclosed or otherwise made available to the general public by the Company.

It is not possible to define all categories of material information. Generally, information should be regarded as material if a reasonable investor would consider it important in making an investment decision regarding the purchase or sale of the Company’s securities or the information, if made public, would likely affect the market price of the Company’s securities. Either positive or negative information may be material. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Nonpublic information can be material even with respect to companies that do not have publicly traded stock, such as those with outstanding bonds or bank loans.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. If any Insider has questions as to the materiality of information, he or she should contact the Compliance Officer for clarification. Examples of information which is deemed to be material include:

●	Financial results;

●	Projections of future earnings or losses;

●	News of a pending or proposed merger or acquisition;

●	New product or project announcements of a significant nature;

●	Expansion or curtailment of operations or the gain or loss of a substantial customer;

●	Changes in control of the Company or major changes in senior management;

●	Significant new joint ventures, alliances, or strategic partnerships or material developments in existing arrangements;

●	Impending bankruptcy or financial liquidity problems;

●	Significant product defects or modifications;

●	Significant pricing changes;

●	Events regarding the Company’s securities (e.g. stock splits, repurchases, or changes in dividend policy);

●	Changes in auditors or auditor notification that the Company may no longer rely on an audit report;

●	A significant purchase or sale of assets or disposition of a subsidiary or division;

●	New equity or debt offerings, significant borrowings, or other material financial transactions;

●	Significant litigation exposure due to actual or threatened litigation;

●	Significant actions by regulatory bodies;

●	Receipt, cancellation or deferral of significant purchase orders;

●	Significant actions by regulatory bodies;

●	Proposed payment of a dividend; and

●	Any of the above with respect to a subsidiary, or other affiliate of the Company.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. It is important to note that information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors. You should presume that information is nonpublic unless you can point to its official release by the Company in at least one of the following ways:

1.	Information contained in publicly available documents filed with securities regulatory authorities (e.g., filings with the SEC);

2.	Issuance of press releases; or

3.	Meetings with members of the press and the public.

IX. Additional Circumstances Where No Exceptions Apply

There are almost no exceptions to the prohibition against insider trading. For example, it does not matter that the transactions in question may have been planned before the Insider came into possession of the undisclosed material information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading.

As noted above, the definition of Insiders, to which this Policy applies, includes immediate family members of Company Affiliated Persons. Although immediate family is narrowly defined, a Company Affiliated Person should be especially careful with respect to family members or to unrelated persons living in the same household.

Finally, there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned investigations and lawsuits.

X. Trading Window

The period beginning ten calendar days before the end of the last month of each calendar quarter and ending one Trading Day following the date of public disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in the Company’s shares from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that directors, officers and certain other employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter.

Accordingly and notwithstanding anything to the contrary herein, to ensure compliance with this Policy and applicable federal and state securities laws, it is the Company’s policy that all directors, officers and employees refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period (the “Trading Window”) commencing at the close of business on the first Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the day that is ten calendar days before the last day of the last month of the next fiscal quarter. As a courtesy to the persons subject to this Policy, the Company may provide advance notice before the Trading Window opens.

From time to time, the Company may also notify that directors, officers, selected employees and others are required to suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.

The purpose behind the self-imposed Trading Window period is to help establish a diligent effort to avoid any improper transaction. It should be noted, however, that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of Material Nonpublic Information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person aware of Material Nonpublic Information should refrain from any trading activity for at least one full Trading Day following its official release, whether or not the Company has recommended a suspension of trading to that person.

NOTWITHSTANDING THESE TIMING GUIDELINES, IT IS ILLEGAL FOR ANY PERSON TO TRADE WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION, INCLUDING SITUATIONS IN WHICH THE PERSON IS AWARE OF MAJOR DEVELOPMENTS THAT HAVE NOT YET BEEN PUBLICLY ANNOUNCED BY THE COMPANY. TRADING IN THE COMPANY’S SECURITIES DURING THE TRADING WINDOW SHOULD NOT BE CONSIDERED A “SAFE HARBOR,” AND ALL DIRECTORS, OFFICERS AND OTHER INSIDERS SHOULD USE GOOD JUDGMENT AT ALL TIMES.

XI. Rule 10b5-1 Plans

1.	Summary. A trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act (“Rule 10b5-1 Plan”) is a preset contract, instruction, or written plan regarding the purchase or sale of securities that, if structured properly, can provide an affirmative defense to insider trading liability even if a transaction occurs while you are aware of material, nonpublic information or during a trading restriction period. Strict compliance with the requirements of Rule 10b5-1 is required in order to be protected by the rule.

2.	Pre-Clearance. To qualify as a Rule 10b5-1 Plan for purposes of this Policy, the plan must be approved in advance by the Compliance Officer. After submitting the proposed Rule 10b5-1 Plan to the Compliance Officer, you should generally allow at least five (5) business days for completion of the review. One of the factors that the reviewer may consider in determining whether to approve a plan is compliance with any applicable share ownership guidelines. If you plan to use a Rule 10b5-1 Plan that is not the standard form of plan provided by Oppenheimer, then you must also submit your proposed Rule 10b5-1 Plan to the Compliance Officer for review.

You may not enter into a Rule 10b5-1 Plan during a trading restriction period or during any time that you are aware of material, nonpublic information and Rule 10b5-1 Plan should only be adopted in good faith and not as part of a plan or scheme to evade the insider trading prohibitions of Rule 10b-5.

3.	Rule 10b5-1 Plan Requirements. The following policies apply with respect to Rule 10b5-1 Plans for individuals:

a.	You may not establish a Rule 10b5-1 Plan during a trading restriction period (see What is a trading restriction period?) or during any time that you are aware of material, nonpublic information. Rule 10b5-1 Plans must include a representation certifying that at the time of the adoption or modification: (1) they are not aware of material, nonpublic information about the Company or its securities; and (2) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

b.	Must include a minimum waiting period (also known as a “cooling-off period”), such that trading may not commence under the plan until the end of such waiting period, as follows:

i.	for Insiders, he later of: (1) 90 days after plan adoption; or (2) two (2) business days following the public disclosure of the Company’s financial results in a Form 20-F or Current Report on Form 6-K relating to the fiscal quarter in which the plan was adopted (but not to exceed 120 days following plan adoption); and

ii.	for individuals not covered by (i) above, at least 30 days after plan adoption.

The waiting period is designed to minimize the risk that a claim will be made that you were aware of material, nonpublic information concerning the Company when you entered into the Rule 10b5-1 Plan and/or that the plan was not entered into in good faith.

c.	Must include appropriate trading instructions. You must either: (i) expressly specify the amount, price and date of the securities to be purchased or sold; (ii) provide a written formula for determining the amount, price, and date of the securities to be purchased or sold; or (iii) authorize your broker to determine the price, amount, and date of the securities to be purchased or sold on your behalf without any control or influence by you. You are not permitted to make any subsequent decisions, or exercise any subsequent influence over, how, when, or whether to effect any purchase or sale of any the Company’s securities.

d.	You may not have more than one Rule 10b5-1 Plan in effect at any given time (i.e. “multiple overlapping plans”), subject to certain limited exceptions that comport with the requirements of Rule 10b5-1 relating to multiple or overlapping plans.

e.	You may not adopt more than one Rule 10b5-1 Plan to execute a single trade during any consecutive 12-month period, subject to certain limited exceptions that comport with the requirements of Rule 10b5-1.

f.	If you are an Insider, you must also confirm that all trades made pursuant to the Rule 10b5-1 Plan will be made in accordance with Rule 144 under the Securities Act of 1933, as amended.

g.	You may not engage in any trades of the Company’s securities outside of the Rule 10b5-1 Plan while a plan is in effect.

4.	Modifying, Revoking or Terminating a Rule 10b5-1 Plan. Your Rule 10b5-1 Plan may be modified by you after you establish it only upon approval as outlined below. You should not anticipate needing to make any changes to the Rule 10b5-1 Plan at the time you establish it. If you make changes to your Rule 10b5-1 Plan or revoke or early terminate your Rule 10b5-1 Plan, you may be exposed to insider trading liability if you possessed (or had access to) material, nonpublic information at the time you made those changes and subsequently engaged in transactions under the Rule 10b5-1 Plan.

Modifying, revoking, or early termination of a Rule 10b5-1 Plan must be approved in advance by the Compliance Officer. You may not modify, revoke or early terminate a Rule 10b5-1 Plan during a trading restriction period or during any time that you are aware of material, nonpublic information.

The waiting period requirement described above will apply to any modification to the amount, price or timing of a purchase or sale (including changes to related formulae) under an existing Rule 10b5-1 Plan. Trading under your Rule 10b5-1 Plan will continue pursuant to the original terms of your Rule 10b5-1 Plan until this waiting period has elapsed, at which time the modified Rule 10b5-1 Plan will become effective or the revocation or termination of the plan (as applicable).

Following any permitted revocation or early termination of a Rule 10b5-1 Plan, you may not establish a new Rule 10b5-1 Plan until the commencement of the next open trading window.

5.	Additional Plan Provisions. None of the requirements or plan terms currently contemplated by this Policy are exhaustive or limiting on the Company. The Company has the right to require the inclusion of additional provisions in your plan designed to protect you and/or the Company, whether before or after the plan has been approved by the Compliance Officer, or to delete or amend existing provisions.

XII. Inquiries

All Insiders should review this Policy carefully and contact the Compliance Officer if they have a concern that a contemplated transaction in the Company’s securities might not conform with this Policy.

XIII. Certain Exceptions

For purposes of this Policy, the Company considers that the exercise of share options for cash under the Company’s share option plans or the purchase of shares under employee purchase plans in effect at the time of the adoption of this Policy and that may be adopted in the future (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. Accordingly, cashless exercises of options are subject to the Policy when they involve the sale of shares into the public marketplace.

Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy. Whether a gift is truly bona fide will depend on the circumstances surrounding each gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.” For example, gifts to charities, religious institutions and service organizations would likely not be “transactions.” On the other hand, gifts to dependent children followed by a sale of the “gift” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift non-bona fide.

The restrictions in this Policy shall not apply to purchases or sales made pursuant to a Qualified Plan. For purposes of this exception, a “Qualified Plan” is a written plan for purchasing or selling the Company’s securities which meets each of the following requirements: (1) the plan is adopted by the Insider during a Trading Window; (2) the plan is adopted in good faith by the Insider when he or she is not in possession of material non-public information; (3) the plan is adhered to strictly by the Insider; (4) the plan either (a) specifies the amount of securities to be purchased or sold and the date on which the securities are to be purchased or sold, (b) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, or (c) does not permit the Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the plan, does exercise such influence must not have been aware of the material nonpublic information when doing so; and (5) at the time it is adopted the plan conforms to all other requirements of Rule 10b5- 1(c)(1)(C) under the U.S. Securities Exchange Act of 1934 and any other applicable SEC rules as then in effect.

In addition to the above requirements, a Qualified Plan shall be signed and dated by the Insider, and submitted to the Compliance Officer at least two (2) Trading Days before it is filed with the broker who executes it. The Company shall have the right, at all time, to suspend purchases or sales under a Qualified Plan, for instance in the event that the Company needs to comply with requirements by underwriters for “lock-up” agreements in connection with an underwritten public offering of the Company’s securities. A Qualified Plan cannot be canceled, suspended, expanded or otherwise modified by the Insider who signed it more than once during a fiscal quarter. Any cancellation, suspension, expansion or other modification of a Qualified Plan by the Insider who established it must: (1) be in writing, signed and dated by such Insider, (2) be submitted to the Compliance Officer within two (2) Trading Days after the cancellation, suspension, expansion or other modification was reduced to writing, and (3) be made during a Trading Window, and when the Insider who established it has no Nonpublic Material Information about the Company.

XIV. Additional Information for Directors, Officers and Certain Employees with Routine Access to Material Nonpublic information

This Policy imposes additional restrictions upon Access Insiders, because of their routine access to Material Nonpublic Information.

1. Preclearance of Trades. The Company has determined that all Access Insiders should refrain from trading in the Company’s securities, even during the Trading Window, without first complying with the Company’s “preclearance” process. Each Access Insider should contact the Compliance Officer prior to commencing any trade in the Company’s securities. At the time of executing a trade in the Company’s securities, such individuals will be responsible for verifying that the Company has not imposed any restrictions on their ability to engage in trades. If the individual has not completed the trade within ten (10) Trading Days of notification of the intention to trade, then the individual must again notify the Compliance Officer that he or she intends to execute a trade and re-verify the nonexistence of any restrictions on such trade. For the avoidance of doubt, this paragraph shall not apply to a Qualified Plan, after it has been set up.

Before each transaction in the Company’s securities by a Company each officer and director should contact the Compliance Officer regarding compliance with Rule 144 under the U.S. Securities Act of 1933, as amended (“Rule 144”), which contains guidelines for the sale of privately issued shares and sales by affiliates of the Company, if such sales are not covered by an effective registration statement, to the extent applicable.

2. Rule 144 and Section 16 Matters for Directors and Officers. Directors and principal officers of the Company must also comply with Rule 144, or another applicable exemption from registration. The practical effect of Rule 144 is that directors and officers who sell the Company’s securities may be required to comply with a number of requirements including holding period, volume limitation, manner of sale and SEC filing requirements. The Company may provide separate memoranda and other appropriate materials to its directors and officers regarding compliance with Rule 144. In addition, if the Company is no longer considered a “foreign private issuer”, the directors and officers who trade with Company securities have to report of purchases and sales of shares through the filing of Form 4s with the U.S. Securities and Exchange Commission. The Company will advise such persons if they are subject to the requirement to file a Form 4.

XV. Specific Requirements

1. Speculative Trading. No Insider may engage in transactions of a speculative nature at any time. All Insiders are prohibited from short-selling the Company’s securities or engaging in transactions involving the Company’s based derivative securities. A short sale, for these purposes, means any transaction whereby one may benefit from a decline in the price of the Company’s securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. This prohibition includes, but is not limited to, trading in the Company’s based put and call option contracts, transacting in straddles, hedging or monetization transaction with respect to the Company’s securities, and the like. In addition, no Insider shall engage in a transaction with respect to securities of the Company if he or she owns the security, but does not deliver it against such sale (a “short sale against the box”) within twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation. The above does not derogate from Insiders’ right to hold and exercise options or other derivative securities granted under the Company’s employee share option or equity incentive plans as long as such exercise is not prohibited by this Policy.

2. Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the consent of the owner thereof if such owner fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold if the owner thereof defaults on the loan. In case of an owner who is subject to this Policy, these sales may occur at a time when such person is aware of material, non-public information or otherwise not permitted to trade such securities. Therefore, this policy prohibits holding any Company securities in a margin account or pledging any Company securities as collateral for a loan.

3. Post-Termination Transactions. If an Insider is aware of Material Nonpublic Information at the time such Insider’s association with the Company is terminated, whether by the Insider or the Company, the Insider may not trade in Company securities until such information is no longer material or until two (2) Trading Days after such information has become public. In addition, if the Company is not in a Trading Window at the time such association with the Company is terminated, the Insider may not trade in Company securities until two (2) Trading Days after the next announcement of quarterly earnings or of the material, non-public information.

4. Ad hoc Restrictions. The Compliance Officer has the authority to impose restrictions on trading in the Company’s securities by appropriate individuals at any time. In such event, the Compliance Officer will notify the affected individuals, either personally, by email or by voicemail, to inform them of the restrictions.

5. Open Orders. Any Insider who has placed a limit order or open instruction to buy or sell the Company’s securities shall bear responsibility for canceling such instructions immediately upon becoming in possession of Material Nonpublic Information.

XVI. Acknowledgement

Please sign the attached acknowledgement form and return it to the Compliance Officer.

If you have any questions with respect to this Policy, please contact the Company’s Compliance Officer, at +972-52325766 or danny@beamr.com

ACKNOWLEDGEMENT

I have received, read and understand the Insider Trading Policy and Guidelines with Respect to Certain Transactions in Company Securities of Beamr Imaging Ltd., a copy of which is attached hereto, and agree to comply with the provisions thereof.

Date:

Signature

Name

Title